UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

HDS INTERNATIONAL CORP.
(Name of Issuer)

Common
(Title of Class of Securities)

40416A101
(CUSIP Number)

Tassos Recachinas
Hillwinds Ocean Energy, LLC
501 Kings Highway East, Suite 108 Fairfield, CT 06825
Telephone: (203) 895-7879
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 40416A101

1.	Names of Reporting Persons.

	Hillwinds Ocean Energy, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ___

6.	Citizenship or Place of Organization: CT

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	179,450,0001

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	179,450,000

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	179,450,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___

13.	Percent of Class Represented by Amount in Row (11):	51.7%2

14.	Type of Reporting Person (See Instructions):	HC, PN

1.
This figure represents 179,450,000 shares of common stock, par value $0.001 per share (“Common Stock”), of HDS International Corp. (the “Issuer”) beneficially owned by Hillwinds Ocean Energy, LLC (“HOEL”), as described in Item 4 and Item 5, below.  HOEL also beneficially owns 7,500,000 shares of the Issuer’s Class A Preferred Stock, representing 100% of the Issuer’s issued and outstanding shares of Class A Preferred Stock.  Each share of Class A Preferred Stock provides such holder 100 votes for each share of Class A Preferred Stock with respect to each matter submitted to a vote of stockholders of the Issuer.  Including the votes associated with HOEL’s ownership of the Issuer’s Class A Preferred Stock, HOEL’s sole voting power would be 929,450,000 votes (1 vote per each share of Common Stock owned, totaling 179,450,000 votes, plus an additional 100 votes per share of Class A Preferred Stock owned, totaling an additional 750,000,000 votes) on those matters requiring shareholder approval, out of a total 1,097,380,000 outstanding votes.

2.
This calculation is based on 347,380,000 common shares, par value $0.001 per share (“Common Shares”), of HDS International Corp. (the “Issuer”) outstanding as of May 8, 2012 as reported in the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2012 (the “10-Q”).

CUSIP No. : 40416A101

1.	Names of Reporting Persons.

	Tassos Recachinas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ___

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	0

8.	Shared Voting Power:	179,450,0001

9.	Sole Dispositive Power:	0

10.	Shared Dispositive Power:	179,450,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	179,450,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___

13.	Percent of Class Represented by Amount in Row (11):	51.7%2

14.	Type of Reporting Person (See Instructions):	IN, HC

1.
This figure represents 179,450,000 shares of Common Stock of the Issuer beneficially owned by Tassos Recachinas (“Recachinas”) indirectly, as described in Item 5, below.  Recachinas also beneficially owns 7,500,000 shares of the Issuer’s Class A Preferred Stock indirectly, representing 100% of the Issuer’s issued and outstanding shares of Class A Preferred Stock.  Each share of Class A Preferred Stock provides such holder 100 votes for each share of Class A Preferred Stock with respect to each matter submitted to a vote of stockholders of the Issuer.  Including the votes associated with Recachinas’ beneficial ownership of the Issuer’s Class A Preferred Stock, Recachinas’ shared voting power would be 929,450,000 votes (1 vote per each share of Common Stock beneficially owned, totaling 179,450,000 votes, plus an additional 100 votes per share of Class A Preferred Stock beneficially owned, totaling an additional 750,000,000 votes) on those matters requiring shareholder approval, out of a total 1,097,380,000 outstanding votes.

2.
This calculation is based on 347,380,000 shares of Common Stock of the Issuer outstanding as of May 8, 2011 as reported in the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 20121 (the “10-Q”).

The Schedule 13D filed on April 5, 2012 by Hillwinds Ocean Energy, LLC, a Connecticut limited liability company ("HOEL"), and Tassos D. Recachinas (together, the "Reporting Persons"), relating to the shares of common stock, $0.001 par value (the "Shares"), of HDS International Corp. (the "Issuer"), is hereby amended by this Amendment No. 1 to the Schedule 13D.

Item 2.                      Identity and Background

 Paragraph (c) of Item 2 of the Schedule 13D is hereby amended and restated as follows:

 (c)      HOEL’s principal business is pursuing a variety of activities across industries and disciplines, with one such activity involving the development of business plans around early-stage and fledging concepts of varying natures.

          The principal occupation of Mr. Recachinas is serving as a director and President of the Issuer, as well as director and President of HOEL.  Mr. Recachinas also serves as an officer and director of various other privately-held companies.

Item 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On July 6, 2012, HOEL made transfers to various third parties of an aggregate of 70,550,000 Shares.

Item 5.                      Interest in Securities of the Issuer.

Paragraph (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

 (a) (b)  Based upon the Quarterly Report on Form 10-Q, filed by the Issuer on November 21, 2011, there were 347,380,000 shares of Common Stock outstanding as of May 8, 2012.  Based on the foregoing, the 179,450,000 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 51.7% of the shares of Common Stock outstanding.  HOEL, as the direct owner of the Subject Shares, may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the Subject Shares.  By virtue of Recachinas’ position as the President of HOEL, Recachinas may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Recachinas is deemed a beneficial owner of the Subject Shares.

(c)  The following transactions in the Shares were effected by the Reporting Persons during the last 60 days. All of the transfers were private transactions (see also Item 4).

TRANSACTIONS BY HOEL

Trade Date	Shares bought (sold)	Where and How

7/06/2012	(600,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(1,825,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(525,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(3,150,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(525,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(1,500,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(17,025,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(17,025,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(1,500,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(1,750,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(2,625,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(1,750,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(1,750,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(2,175,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(4,500,000)	Private transaction with non-affiliate of Issuer

Trade Date	Shares bought (sold)	Where and How

7/06/2012	(700,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(500,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(1,650,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(2,700,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(2,000,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(1,000,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(2,025,000)	Private transaction with non-affiliate of Issuer
7/06/2012	(1,750,000)	Private transaction with non-affiliate of Issuer

  All transactions consisted of zero cost basis transfers to new private shareholders.

 TRANSACTIONS BY RECACHINAS:  None

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 None.

Item 7.                      Material to be Filed as Exhibits.

 99.1          Amended Joint Filing Statement.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Tassos D. Recachinas

Date: July 6th, 2012	By:	TASSOS RECACHINAS
Tassos Recachinas, individually

Hillwinds Ocean Energy, LLC

Date: July 6th, 2012	By:	TASSOS RECACHINAS
Tassos Recachinas, President